Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, April 29, 2016

CHAIRMAN’S QUARTERLY REVIEW MARCH 2016

Highlights

•        More than 703,000 unique REC*IT app launches to date.

•        Number of US colleges covered by REC*IT passes 1,250, continuing the impressive growth in our college footprint and expanding our dominant position.

•        Integrated marketing program with national brand successfully piloted.

•        Entitlement Issue successfully completed in April 2016 raising A$8.17m before costs.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Dear Shareholders,

The March quarter saw our flagship app, REC*IT 2.0, surpass 703,000 unique first launches by users, an increase of over 200,000 since the start of 2016. Additionally, the app has improved user engagement during the semester as the average pages per visit has increased by 18% from 9.16 during Fall 2015 to 10.79; and the average number of visits per day by 23% from 40,797 in the Fall of 2015 to 50,325. These increases come on top of significant gains to the same metrics realized during 2015 as a result of app design and user experience improvements.1

IMLEAGUES/REC*IT COLLEGE COVERAGE

Since the signing of the exclusive agreement with IMLeagues (“IML”) in September 2013, the number of US colleges covered by IML/REC*IT has increased from 600 to over 1,250 today, including an increase of 125 colleges in the first quarter of 2016. The introduction of new admin specific features in REC*IT has played a significant part in this growth and we believe that the app enhancements targeting the Rec directors/administrators planned for the next 12 months will continue this trend and further entrench us as the dominant player in the US college Rec system.

SPONSORSHIP/ADVERTISING UPDATE

REC*IT executed the first integrated marketing campaign with a major partner during the spring 2016 semester. A major global franchise restaurant group was given access to REC*IT’s unique and hard to reach audience of 18-24 year old college students at 180

1 Adobe Analytics – REC*IT Product as of April 25, 2016

colleges in 14 DMAs2 across the U.S. The program drove awareness and purchase of the partner’s products and included in-app promotions and discounts as well as on-site events at select colleges and universities.

As a result of the successful pilot partnership, along with a sustained increase in user adoption and engagement of the app over the previous two academic semesters, MOKO is now in a strong position to engage additional partners who can benefit from REC*IT’s highly targeted audience by integrating brand messages and promotional offers within the app and on campus. The Company is currently in direct talks with brands across key categories including the athletic apparel, consumer packaged goods, isotonic drinks, entertainment, and insurance verticals.

Future partnerships will expand to include more opportunities for brands to connect with REC*IT’s audience – including cross platform advertising units on IML’s website imleagues.com. The Company will announce additional marketing partners as agreements are solidified heading into the Fall 2016 semester.

REC*IT APP UPDATE

REC*IT has seen a substantial increase in the number of users on the platform, having grown the number of unique users from 504,000 at the end of 2015 to more than 703,000 during the spring semester.

The encouraging rate of growth of the student user base during the spring semester is attributable to the company’s strategy of making the product more functional for rec sports administrators – key customers who control and influence access and messaging to all student rec sports participants on campus. This is in accordance with our strategy to build the product into the main gateway to campus rec activities and have the product mandated for intramural competition by program administrators.

Our efforts to make the product more appealing to administrators resulted in the development of a few key, and highly requested, features including:

•	Our popular “Magic Button” solution that makes creating an account and logging in to the app easier for schools that utilize a Single Sign On (SSO) protocol.

•	The ability to use REC*IT to indicate player and team participation at games and events

•	Functionality which allows administrators to record game scores, indicate winning teams, and assign sportsmanship ratings in-app

•	Ability for administrators to send messages to groups of students directly from the app. This feature was highly requested and the most used feature on imleagues.com

MOKO will continue to solicit feedback and develop features and functionality to make administrators’ jobs easier and programs better.

2 DMA (Designated Market Area) regions are the geographic areas in the United States in which local television viewing is measured by The Nielsen Company. DMAs are an industry standard for any marketer, researcher, or organization seeking to utilize standardized geographic areas within their business.

Additionally, we have developed content sharing functionality into the REC*IT app through a partnership with Overtime. Now students can capture and upload intramural sports video clips to the REC*IT content feed. This integration moves REC*IT from a utility to an app which connects users through social content and conversation.

REC*IT FITNESS APP UPDATE

The REC*IT FITNESS app had over 13,500 unique first launches since its launch in late Q4 of 2015. Over 150 colleges and universities use IML software to manage the scheduling and registration for their fitness programs, and are currently promoting or developing a process for promoting the app to their students.

MOKO’s focus during the summer break is to increase the amount of functionality within the app and to make REC*IT FITNESS easy to adopt by schools currently using IMLeagues to manage their campus fitness programs. Our University Relations team will educate administrators about the benefits of REC*IT FITNESS and provide them with messaging, processes, and collateral material to integrate the product into their programs.

We are prioritizing upcoming app features based on feedback from users and administrators. These features include sending messages directly to students, additional push notifications, checking in students to classes, and a robust analytics reporting suite.

We have also developed an in-app process to drive REC*IT users to download the REC*IT FITNESS app when searching or registering for campus group fitness classes in REC*IT. This deep linking solution will allow for a more streamlined user experience and more downloads of the REC*IT FITNESS product are expected.

BIGTEAMS POWERED BY REC*IT

The BigTeams Powered by REC*IT app has achieved 8,000 first launches since its release in December 2015. The initial usage statistics of the app prove it to be an informative utility for users with over 6.4 million page views already, indicating deep usage by those who have the product installed.

With the help of BigTeams, we executed a community relations program this past spring to award 10 schools $1,000 each to be used as scholarship donations for students. This program generated not only downloads, but also educated users on how to use the app by rewarding schools on the total number of sports teams followed in-app.

Our development team is working closely with the BigTeams tech team to build interactive functionality within the app. Initial features we are looking to incorporate include login/registration, uploading photos, exploring photo galleries, and capturing video in-app. We believe the inclusion of content creation is essential to the long-term success of the product and we are targeting a late summer rollout of these features.

CASHFLOW AND CAPITAL RAISING

During the quarter the Company utilised un-secured short term borrowings to assist in the management of its cashflow whilst a non-renounceable pro-rata Entitlement Issue was undertaken. The issue was fully subscribed resulting in final proceeds from the offer of $A8,178,867 before costs being received in April 2016.

The Board was especially pleased with the outcome of the Entitlement Issue and deeply appreciated the support of all participating shareholders, underwriters and others who took up the shortfall, allowing the Company to concentrate its efforts on building user numbers, increased college coverage, enhanced product features and functionality and importantly sponsorship programs with brand/advertising partners, a pre-curser to building the most appropriate revenue model.

The Company has undertaken a number of steps over the last few months to simplify its business and reduce its operational cash burn, including the winding down and disposal of non-core products outside of the U.S. student market and reductions in staff, office space and other operating overhead. The upcoming quarter’s cashflow will include some run-off of costs associated with these actions and a reduction in creditor balances.

The Company continues to investigate its strategic options including whether it is now appropriate to consider a transaction with a third party to expedite product development and expand the roll-out to Rec departments. We believe that there are several much larger parties that are well funded and resourced, and also deeply involved in the collegiate space, yet are lacking a means to directly engage the students on a mobile platform and at a scale like MOKO’s REC*IT and supporting Apps.

Greg McCann

Chairman

For more information contact:

Emma Waldon, MOKO Company Secretary
emma.waldon@mokosocialmedia.com

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is at the forefront of the next generation in social media, providing innovative products and content to enable communities to engage and interact. MOKO provides tailored content for students. Within this space, MOKO has agreements with the largest college and high school sports data providers in the U.S., granting exclusive access to deliver its award-winning app REC*IT, its campus fitness dedicated app REC*IT FITNESS, and high school sports management app BigTeams powered by REC*IT, to over 1,200 U.S. colleges, representing approximately 50% of the U.S. college population, and more than 4,100 U.S. high schools respectively.

MOKO aims to capture its target audiences by becoming their destination of choice for information and interaction. It does this by creating highly relevant and exclusive content, and by providing the platforms that enable the communities to consume and share the content seamlessly across devices. This integrated approach gives MOKO unique and exclusive exposure to markets that are highly desired by advertisers and that can be leveraged for growth and revenue through advertising, sponsorship, social network distribution and other monetization of the platforms.

Note

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.